GENERAL MUNICIPAL MONEY MARKET FUNDS, INC.
                     - General Municipal Money Market Fund
                                  (the "Fund")
                            Registration No. 811-3481

                                                                 Sub-Item 77I(a)

     Effective May 11, 2005, the Board of Directors of the above-referenced Fund approved the termination of Class X shares of the Fund. Accordingly, effective May 13, 2005, Class X shares are no longer being offered by the Fund.

     Effective May 13, 2005, the five hundred million (500,000,000) authorized but unissued Class X shares of the Fund were classified and reclassified as additional Class B shares of the Fund.